
November 3, 2011

Via Email
Daniel Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re:** **Teléfonos de México, S.A.B. de C.V.**
> **Schedule TO-T/A filed by América Movil, S.A.B. de C.V.**
> **Filed on October 27, 2011**
> **File No. 5-60737**

Dear Mr. Sternberg:

We have reviewed your filing listed above and the accompanying response letter dated October 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

Schedule TO-T/A

1. While you have checked the box on the cover page of the Schedule TO-T/A indicating the transaction is also subject to Rule 13e-3, please check to be sure that the filing included an EDGAR "tag" for both Schedules TO and Sch. 13E-3. In our system, it appears to have been filed only as a Schedule TO-T/A. Please ensure this is correct in future filings.

2. Unless a comment specifically asks you to provide information supplementally or otherwise makes clear that revisions are not necessary or are inapplicable, we generally are asking that you provide the requested information in the revised disclosure document

rather than in the response letter only. Please revise your filing to include all of the information presented in your response letter dated October 26, 2011. Some examples of information that does not appear to have been included in the actual amended filing but which may be helpful to shareholders include the responses to comments 9, 10, 11, 13, 15, 19 and 20 in your October 26, 2011 letter.

3.   Your response to comment 15 in our initial comment letter dated October 18, 2011 indicates that whether and to what extent US rules would apply to any "follow on" offers for Telmex securities will depend on a number of factors. Please disclose this in your amended filing, including a brief discussion of the variables upon which the applicability and extent of US regulation would depend.

4.   Refer to comment 25 in our original letter. You note that the Citigroup fairness opinion is directed only to the fairness of the offer consideration to America Movil, rather than to the fairness of the offer to Telmex shareholders. However, Item 1015 of Regulation M-A by its terms applies equally to fairness opinions directed to the fairness of a transaction "to the issuer <u>or affiliate,</u>" as well as to unaffiliated shareholders of the target. Please provide the disclosure revisions requested.

You may contact me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions